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                                                                  Exhibit 12 (a)
                              J. C. Penney Company, Inc.
                            and Consolidated Subsidiaries

         Computation of Ratios of Available Income to Combined Fixed Charges
                       and Preferred Stock Dividend Requirement


                                              53 weeks               52 weeks
                                               ended                  ended
                                              Oct. 31,               Oct. 25,
     ($ Millions)                               1998                   1997
                                            __________            __________

     Income from continuing operations        $     963             $     665
        (before income taxes, before
        capitalized interest, but after
        preferred stock dividend)

     Fixed charges

     Interest (including capitalized
     interest) on:

        Operating leases                            180                   110
        Short term debt                             106                   122
        Long term debt                              555                   473
        Capital leases                                6                     7
        Credit facility                              -                     19
        Other, net                                   -                    (14)
                                              _________             _________
     Total fixed charges                            847                   717

     Preferred stock dividend, before taxes          32                    46

     Combined fixed charges and preferred     _________           ___________
        stock dividend requirement                  879                   763

                                              _________           ___________
     Total available income                   $   1,842           $     1,428
                                              =========           ===========

     Ratio of available income to combined
        fixed charges and preferred stock
        dividend requirement                        2.1                   1.9
                                              =========           ===========



     The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

     The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 or 53 week period are inappropriate.